UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 31, 2018

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

Exhibit Index

Exhibit 99.1	Total enters into exclusive negotiation alongside EDF for the sale of its stake in the Dunkerque LNG terminal (June 29, 2018)

Exhibit 99.2	Disclosure of Transactions in Own Shares (July 5, 2018)

Exhibit 99.3	Total completes the acquisition of 73% of Direct Energie and files a mandatory tender offer (July 06, 2018)

Exhibit 99.4	Total and CCCC Strengthening Their Relationship Worldwide to Meet the Challenges of the Construction Industry (July 10, 2018)

Exhibit 99.5	Disclosure of Transactions in Own Shares (July 12, 2018)

Exhibit 99.6	Total Closes the acquisition of Engie’s Upstream LNG Business And Becomes World #2 LNG Player (July 13, 2018)

Exhibit 99.7	Total Creates a Digital Innovation Center in India in Partnership with Tata Consultancy Services (July 17, 2018)

Exhibit 99.8	Disclosure of Transactions in Own Shares (July 19, 2018)

Exhibit 99.9	Direct Energie – Offer availability of the offer document (July 24, 2018)

Exhibit 99.10	Second quarter and first half results (July 26, 2018)

Exhibit 99.11	Total announces its second 2018 interim dividend (July 26, 2018)

Exhibit 99.12	Total acquires two gas power plants in France and strengthens in electricity generation (July 26, 2018)

Exhibit 99.13	Angola’s Major Deep Offshore Kaombo Project Comes On Stream (July 27, 2018)

Exhibit 99.14	Australia: Offshore Production Starts Up at Ichthys LNG Project (July 30, 2018)

EXHIBIT INDEX

Exhibit 99.1	Total enters into exclusive negotiation alongside EDF for the sale of its stake in the Dunkerque LNG terminal (June 29, 2018)

Exhibit 99.2	Disclosure of Transactions in Own Shares (July 5, 2018)

Exhibit 99.3	Total completes the acquisition of 73% of Direct Energie and files a mandatory tender offer (July 06, 2018)

Exhibit 99.4	Total and CCCC Strengthening Their Relationship Worldwide to Meet the Challenges of the Construction Industry (July 10, 2018)

Exhibit 99.5	Disclosure of Transactions in Own Shares (July 12, 2018)

Exhibit 99.6	Total Closes the acquisition of Engie’s Upstream LNG Business And Becomes World #2 LNG Player (July 13, 2018)

Exhibit 99.7	Total Creates a Digital Innovation Center in India in Partnership with Tata Consultancy Services (July 17, 2018)

Exhibit 99.8	Disclosure of Transactions in Own Shares (July 19, 2018)

Exhibit 99.9	Direct Energie – Offer availability of the offer document (July 24, 2018)

Exhibit 99.10	Second quarter and first half results (July 26, 2018)

Exhibit 99.11	Total announces its second 2018 interim dividend (July 26, 2018)

Exhibit 99.12	Total acquires two gas power plants in France and strengthens in electricity generation (July 26, 2018)

Exhibit 99.13	Angola’s Major Deep Offshore Kaombo Project Comes On Stream (July 27, 2018)

Exhibit 99.14	Australia: Offshore Production Starts Up at Ichthys LNG Project (July 30, 2018)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: July 31, 2018	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer